24-10051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03056475

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AMERIBEST ~~CAPTAL~~ CAPITAL CORPORATION
(Exact name of issuer as specified in its charter)


RECD S.E.C.
APR 22 2003
1086

Nevada
(State or other jurisdiction of incorporation or organization)

1030 East Guadalupe Road
Tempe, Arizona 85283
(480) 839-4000
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)


PROCESSED
APR 23 2003
THOMSON
FINANCIAL

Laughlin Associates, Inc.
2533 West Carson Street
Carson City, Nevada 89706
(775) 883-8484
(Name, address, including zip code, and telephone number, including area code, of agent for service)

4822	84-1624542
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Wilma J. McMahan, 1030 East Guadalupe Road, Tempe, Arizona 85283

(b) the issuer's officers;

Wilma J. McMahan, 1030 East Guadalupe Road, Tempe, Arizona 85283

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Wilma J. McMahan, 1030 East Guadalupe Road, Tempe, Arizona 85283

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Wilma J. McMahan, 1030 East Guadalupe Road, Tempe, Arizona 85283

(f) promoters of the issuer;

Wilma J. McMahan, 1030 East Guadalupe Road, Tempe, Arizona 85283

(g) affiliates of the issuer;

Wilma J. McMahan, 1030 East Guadalupe Road, Tempe, Arizona 85283

(h) counsel to the issuer with respect to the proposed offering;

The O'Neal Law Firm, P.C., Attention William D. O'Neal, 668 North 44th Street, Suite 233, Phoenix, Arizona 85008

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are to be offered to investors residing only in the States of Arizona, Nevada, Illinois, Indiana and Arkansas by the directors/officers of the Company pursuant to applicable state exemptions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

N/A

(2) the title and amount of securities issued;

N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

N/A

(4) the names and identities of the persons to whom the securities were issued.

N/A

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

NO

PART II — OFFERING CIRCULAR

* *

COVER PAGE

AMERIBEST CAPITAL CORPORATION
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: 500,000

Minimum number of securities offered: N/A

Price per security: $0.10

Total proceeds: If maximum sold: $50,000 If minimum sold: $ N/A
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public?
NO

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
N/A	N/A	N/A

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 69 pages.

THE COMPANY

1. Exact corporate name: AMERIBEST CAPITAL CORPORATION

   State and date of incorporation: Nevada/November 16, 1999

   Street address of principal office: 1030 East Guadalupe Road, Tempe, Arizona 85283

   Company Telephone Number: (480) 839-4000

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Wilma J. McMahan

   Telephone Number (if different from above):

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) The Company was incorporated on November 16, 2000. The Company is a development stage business with a limited operating history. Companies in an early stage of development frequently encounter many risks, expenses and difficulties. The risks faced by the Company include, but are not limited to, the need to continue to raise debt and/or equity capital, a new and evolving business model and the management of growth. To address these risks, the Company must, among other things, continue to develop the strength and quality of its operations, maximize the value delivered to clients, respond to competitive developments and continue to attract, retain and motivate qualified employees and managers. If the Company is not successful, its business, results of operations and financial condition will be materially and adversely affected.

   (2) The expansion and development of the Company's business will require significant additional capital. The Company will need to secure financing in order to fund its operations. The Company may be unable to raise additional capital on acceptable terms, or at all. If the Company is unable to raise additional capital, its business will be significantly harmed, including its ability to meet its operating capital requirements and to compete successfully. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. If

additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's existing stockholders will be reduced, its stockholders may experience additional dilution in net book value per share, and such equity securities may have rights, preferences or privileges senior to those of the Company's existing stockholders.

(3) The Company intends to grow its business internally. Any such growth will increase the demands on the Company's management, operating systems and internal controls. The Company's existing management resources and operational, financial, human and management information systems and controls may be inadequate to support existing or expanded operations. The Company may be unable to manage growth successfully. If the Company grows but is unable to successfully manage such growth, its business will suffer and its capacity for future growth will be significantly impaired. Because of these factors, the Company may be unable to predict with any degree of accuracy its future ability to grow or rate of growth.

(4) The market for business consulting services is highly competitive. The Company believes that competition will intensify and increase in the future. The Company's competitors include other providers of similar services. Since the Company is recently formed, has a limited history of business operations and has not previously raised significant capital, virtually all of these competitors enjoy substantial competitive advantages, such as:

- existing services and experience in the marketplace;
- greater name recognition and larger marketing budgets and resources;
- established marketing and customer relationships; and
- substantially greater financial, technical and other resources.

As a result, these competitors may be able to respond more quickly and effectively than the Company to new or changing opportunities, technologies or customer requirements. Existing or future competitors may develop or offer products that provide price, service, number or type of providers or other advantages over those the Company intends to offer. In addition, there are no significant barriers to new competitors entering the market place. If the Company fails to compete successfully against current or future competitors with respect to these or other factors, its business, financial condition, and results of operations may be materially and adversely affected.

(5) Because the Company's future profitability is dependent on the state of the overall stock market, any material fluctuation in the marketplace could result in the business failing.

(6) Interruptions to the Company arrangements with its clients may have an adverse effect on its ability to operate.

(7) If the Company clients were to become bankrupt, the Company could be left with unpaid fees for services performed. Any termination or impairment of clients' ability to continue operation would prevent the Company from implementing its business plan, thereby limiting its profitability and decreasing the value of its stock.

(8) The Company might seek to compensate providers of services by issuance of stock in lieu of cash. Any such stock issuance would dilute ownership interests of the shareholders. For example, it is possible that the Company would grant stock or stock options to compensate its executives and employees. Whether or not the Company's cash assets prove to be inadequate to meet its operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash, which would have a dilutive effect on the ownership interests of shareholders.

(9) The Company's major shareholder, Wilma J. McMahan, could sell her control block to an outside party resulting in a majority of the voting power being transferred to the purchaser(s). The result could be that new shareholder(s) would control the Company and persons unknown could replace the Company management. It is uncertain whether any such new management would continue to implement the Company's current business plan.

(10) The Company will be heavily dependent upon Wilma J. McMahan's entrepreneurial skills and experience to implement its business plan and may, from time to time, find that the inability to devote full time and attention to its affairs will result in delay(s) in progress towards the implementation of its business plan or in a failure to implement its business plan. Ms. McMahan devotes approximately 40% of her time to the Company. Moreover, the Company does not have an employment agreement with Ms. McMahan and as a result, there is no assurance that she will continue to manage its affairs in the future. Nor has the Company obtained a key man life insurance policy on Ms. McMahan. The Company could lose the services of Ms. McMahan, or Ms. McMahan could decide to join a competitor or otherwise compete directly or indirectly with the Company, which would have a significant adverse effect on its business and could cause the price of its stock to be significantly decline in value.

(11) Ms. McMahan's lack of marketing experience could result in delays or business failure. Ms. McMahan is not a sales or marketing professional by trade, and will need to rely on the advice of third party consultants. There are currently no arrangements or agreements with any such third party consultants, nor can we be assured that such services will be available to the Company on acceptable terms. The Company has not developed or adopted any formal criteria or policy with respect to the hiring of third party consultants.

(12) The Company may make investments in or acquire complementary products, technologies and businesses, or a business completely unrelated to the Company's current business plan. Acquisition of a completely unrelated business would result in a change of business not contemplated by existing shareholders. The Company may consider a future financing or business combination that, because of the size of the related stock issuance, would result in a majority of the voting power being transferred to third parties. The result could be that new shareholder(s) would control the Company and persons unknown could replace the Company management. It is uncertain whether any such replacements would continue to implement the Company's current business plan and in any event may result in a new management team not considered by existing shareholders. In such case, an investor could not only lose its entire investment, but could lose its entire investment on a business decision it did not have the opportunity to evaluate at the time of investing in the Company.

The Company has had no discussions with third parties regarding business opportunities and there currently are no business acquisitions that are probable.

(13) If the Company acquires a company, it could face difficulties in assimilating that company's personnel and operations. Acquisitions also involve the need for integration into existing administration, services marketing, and support efforts. These acquisitions and investments could disrupt its ongoing business, distract management and employees and increase its expenses. The Company cannot predict the extent to which its liquidity and capital resources will be diminished prior to consummation of a business combination or whether its capital will be further depleted by the operation losses (if any) of a business entity that is acquired. In addition, the key personnel of the acquired company may decide not to work for the Company. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could increase the Company operating costs.

(14) There is no assurance that the Company will provide a return on investment in the future. The Company is in the early stages of development and could fail before implementing its business plan. The Company has not achieved profitability, and expects to incur net losses for the foreseeable future. As a result of the Company's limited operating history, it is difficult to accurately forecast its potential revenue, and there is no meaningful historical financial data upon which to base planned operating expenses. The Company is a relatively young company with no history of earnings or profits, its revenue and income potential is unproved and its business model is still emerging.

(15) The Company's ultimate success may depend on its ability to raise additional capital. Failure to raise the necessary funds in a timely fashion will severely limit the Company's operations and it would be unable to implement its business plan. If the Company raises additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of its common stock and its stockholders may experience additional dilution. In the event of a bankruptcy in either case shareholders could lose their entire investments. If necessary, management shall provide the necessary capital to meet the Company's needs for the next six (6) months from their personal funds. No commitments to provide additional funds beyond the next six (6) months have been made by management or other shareholders. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company.

(16) There is currently no trading market for the Company's securities, and there is no assurance that any trading market in the Company's securities will develop. Because the Company's securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and on purchasers to buy the Company securities. Investors may be unable to sell their stock in the Company. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. Investors may be unable to resell their stock without the significant expense of state registration or qualification.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

   We intend to provide consulting services to early stage developing companies that desire to go public either through an initial public offering, merger or acquisition. We intend to provide services and advice in the areas of corporate structure, public offering preparation, restrictions on stock issued, contact with public relations groups, CPA's an attorneys and assistance in responding to government comments and inquiries. We also plan to expand our operations by adding key staff and by expanding the number of our operating locations. We are currently developing an internet web site designed to attract new clients.

   (b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

   Our services shall be offered through our sole officer and director, Wilma J. McMahan, via personal networking and selected advertising. These activities shall commence upon the completion of this Offering.

   (c) Describe the industry in which the Company is selling or expects to sell its products or

services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The Company will be providing services to businesses and their executives who are in need of business and financial consulting services in the areas of asset protection, contractual agreements, and corporate advise. These services shall be rendered primarily in the State of Arizona.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition will be based upon service and to a lesser extent, price. Rates shall be negotiable depending upon the type of services to be rendered, but based upon an hourly rate. Our hourly rate shall typically be $100 per hour. This rate is similar to those companies of similar size and resources competing against us in the Phoenix, Arizona market. There are competitors in our market that are much larger and have greater human and financial resources than we do. We intend to compete by providing superior service relative to the price charged for that service.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company will advertise its services in various newspapers initially in the State of Arizona. We intend to utilize the internet by creating a web site that will reach out to

prospective customers. Ms. McMahan shall also utilize her extensive personal network to generate prospective customers for our services.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 04/09/03 $Nil
(a recent date)

N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The officers of the Company are the only employees of the Company. The Company does not anticipate hiring additional employees within the next 12 months.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company currently occupies space owned by its President, Wilma J. McMahan until such time the Company is in a financial position to lease separate office space.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend upon patents, trademarks, copyrights, trade secrets, know-how or other proprietary information.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's services are not subject to any material regulation by federal, state or local governmental agencies.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was incorporated in the State of Nevada on November 16, 2000 and has been dormant until development stage operations commenced in April of 2003. The Company has no planned or anticipated mergers, acquisitions, spin-offs or recapitalizations at the present time.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the

expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Commence Advertising Campaign	Newspapers, Internet Web Site	3 months
(2)	Personal Networking	Efforts of Ms. McMahan	On-going

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

Failure to achieve our milestones would result in a delay in growth of the Company's business and would have a material affect upon our liquidity and our ability to operate as a going concern.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $______________ ($______________ per share)

N/A

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to

reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

N/A

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last Year Per Share}} = \underline{\qquad\qquad} \text{ (price/earnings multiple)}$$

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $7154 (less than .001 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 5.75 %

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $870,000 *

If the minimum is sold: N/A

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

		If Minimum Sold Amount	If Maximum Sold Amount
	Total Proceeds	N/A	$50,000
	Less: Offering Expenses		$100%
1	Legal & Accounting		$ 5,000
	Net Proceeds From Offering		$45,000
	Use of Net Proceeds		
2	Copying & Advertising		$22,000
7	Telephone		$ 2,500
10	Travel		$ 9000
8	Office Supplies		$ 1,000
4	DSL Line		$ 360
5	Web Page/Set-up		$ 500
3	Internet		$ 1,200
6	Software		$ 1,000
12	Subscriptions		$ 500
9	Filing Fees		$ 164
11	Postage, Fed-X		$ 600
13	Loan Payment		$ 4,400
14	Miscellaneous		$ 1,200
15	Cash Reserve		$ 576
	Total Use of Net Proceeds		$45,000
			$50,000
			100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

See corresponding numbers next to each item.

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

    N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

    The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	04 /09/03	Mini	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$4,400	N/A	$0
Long-term debt (average interest rate ___%)	$0		$0
Total debt	$4,400		$0
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in	less than $.001 per share		$.006 per share

order of preferences)		
Common		
Common stock — par or stated value	$.001	$.001
Additional paid in capital	$7,561	$57,561
Retained earnings (deficit)	$0	$0
Total stockholders equity (deficit)	less than $.001 per share	$.006 per share
Total Capitalization	$7561	$57,561

Number of preferred shares authorized to be outstanding: 25,000,000

Number of Class of Preferred	Par Value Shares Authorized	Per Share
Single Class	25,000,000	$.001

Number of common shares authorized: 175,000,000 shares. Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ________ shares. N/A

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other: ______________________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0

How much indebtedness is junior (subordinated) to the securities? $ 0

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

Last Fiscal Year N/A

		Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ __________ N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A

Name:	____________	Name:	____________
Address:	____________	Address:	____________
	____________		____________
Telephone No.:	(___)____________	Telephone No.:	(___)____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Wilma J. McMahan	Name:	____________
Address:	1030 East Guadalupe Road Tempe, AZ 85258	Address:	____________ ____________
Telephone No.:	(480) 839-4000	Telephone No.:	(___)____________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

N/A

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Wilma J. McMahan's shares are restricted as affiliate shares and are subject to volume limitations on resale.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Director/President

Name: Wilma J. McMahan Age: 63

Office Street Address:
1030 East Guadalupe Road

Tempe, Arizona 85283 Telephone No.: (480) 839-4000

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

2000-2003 Phoenix Newport Investment Group, L.L.C. – Chief Financial Officer

1995-1999 America West Resources, Inc. – Accountant

Education (degrees, schools, and dates):

1959-Associate Arts Degree in Business from Rend Lake College

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: N/A Title: ______________________________

Name: __________________________ Age: _______________

Office Street Address:
__________________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: N/A Title: _____________________________

Name: ______________________ Age: ___________________

Office Street Address:

_________________________________ Telephone No.: (____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel: N/A

(A) Name: _____________________________ Age: __________________

Title: ____

Office Street Address:

____________________________________ Telephone No.: (____)_______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ____________________________ Age: _______________

Title: ____

Office Street Address:

_____________________________________ Telephone No.: (____)_______________

Name of employers, titles and dates of positions held during past five years with an

indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: (1). If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: One

34. Information concerning outside or other Directors (i.e. those not described above): N/A

(A) Name: Age: ___________

Title:

Office Street Address: Telephone No.:

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: _________

Title: ______________________________

Office Street Address: Telephone No.:

____ (___)_____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: _______________________________________ Age: _________

Title: ____

Office Street Address: Telephone No.:

____ (___)_____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances.

including relevant dates.

Wilma J. McMahan has never managed a start-up or development stage company

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of

convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Wilma J. McMahan					
Common	$0.01	8,200,000	100%	8,700,000	94.25%

Office Street Address:
1030 East Guadalupe Road

Tempe, AZ 85283

Telephone No. (480) 839-4000

Principal occupation: Business Consultant/Director/Officer

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 8,200,000 shares (100 % of total outstanding)

After offering:

a) Assuming minimum securities sold: _______ shares (______ % of total outstanding) N/A

b) Assuming maximum securities sold: 8,200,000 shares (94.25 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	N/A	N/A
Chief Accounting Officer	N/A	N/A
Key Personnel:	N/A	N/A

____
____
____

Others:		
____________________________		
____________________________		
____________________________	N/A	N/A
Total:	$ 0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

N/A

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Wilma J. McMahan intends to enter into an employment agreement with the company containing a non-compete provision.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

N/A

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Name of Tax Advisor: Loran Wimmer, C.P.A.
Address: 931 E. Southern Avenue, Mesa, AZ
Telephone No. (480) 926-1266

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. See Exhibit 4.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. N/A

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of

the probable extent of the impact, if possible. N/A

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    N/A

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

    N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

3.1 Articles of Incorporation

3.2 Bylaws

4.1 Unaudited Financial Statement

5.1 Consent of Legal Counsel

Item 2. Description of Exhibits

Articles of Incorporation of Ameribest Capital Corporation filed with the State of Nevada on November 16, 2000

Bylaws of Ameribest Capital Corporation dated November 17, 2000

Unaudited Financial Statements of Ameribest Capital Corporation

Consent of The O'Neal Law Firm,P.C., Legal Counsel to Ameribest Capital Corporation

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on April 18, 2003.

(Issuer) AMERIBEST CAPITAL CORPORATION

By (Signature and Title) Wilma J McMahon, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Wilma J McMahon, President, Director

(Title) ________________________

(Selling security holder) _N/A

(Date) ________________________

EXHIBIT 3.1

Articles of Incorporation

ARTICLES OF INCORPORATION
OF
AMERIBEST CAPITAL CORPORATION

ARTICLE I

NAME: The name of the corporation shall be:

AMERIBEST CAPITAL CORPORATION

ARTICLE II

The period or duration of the corporation shall be perpetual.

ARTICLE III

PURPOSE: The purpose or purposes for which the corporation is organized are: to conduct an insurance agency and insurance brokerage business for all forms of life, accident and health insurance(including, but not limited to, such insurance issued under group plans and employee benefit plans); and to own and operate insurance companies; and to perform consulting, advisory, planning, administrative, and actuarial services, compensated on a fee basis or otherwise, with respect to all such forms of insurance and protection; to acquire, own, use, convey, and otherwise dispose of and deal in real property or any interest therein; in general, to carry on any other lawful business whatsoever in connection with the foregoing or which is calculated directly or indirectly to promote the interests of the corporation or to enhance or protect the value of its holding and interests; and for the transaction of any or all lawful business for which corporations may be incorporated under the laws of the State of Nevada, as may be amended from time to time.

ARTICLE IV

(A) This corporation is authorized to issue two classes of shares of stock to be designated as Common and Preferred, respectively, the total number of shares to be issued by the corporation is 200,000,000 shares with par value of $.001; 175,000,000 shares to be Common Stock and 25,000,000 shares to be Preferred Stock.

(B) All or any part of the Common and Preferred capital stock may be issued by the corporation from time to time and for such consideration as may be determined upon and fixed by the Board of Directors, as provided by law, with due regard to the interest of the existing shareholders; and when such consideration has been received by the corporation, such shares shall be deemed fully paid.

(C) The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix or alter the designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, of such preferred shares, including without limitations, or restrictions, of such preferred shares, including limitations of the generality of the foregoing, dividend rights, conversion rights, and voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and liquidation preference of any wholly unissued series and the designation thereof, or any of them; and to increase or decrease the number of series, but not below the number of shares of such series shall be so decreased, the shares constituting such decreases shall resume the status which they had prior to the adoption of the resolution originally filing the number of shares of such series.

(D) The nature and extent of the preferences, rights, privileges, and restrictions granted to or imposed upon the holders of the respective classes of stock are as follows:

(1) There are no pre-emptive rights to purchase or to subscribe for additional shares of any class of the company's stock now or hereafter issued or authorized.

(2) The holders of the common stock shall have the exclusive voting power and cumulative voting is denied.

(3) Liquidation Rights: The holders of the Preferred stock shall be entitled to receive dividends and any distributions as the result of insolvency before the holders of the common stock, then the company must pay that amount, plus any current dividends due, before it can pay dividends on the common stock.

In the event of any stock splits, stock distribution or other form of recapitalization, then the amounts payable on liquidation are to be adjusted as to each class of the company's shares so that such amounts shall remain proportionately the same.

(4) Dividends: The holders of the company's common shares are entitled to such dividends thereon as the Board of Directors in its discretion may lawfully declare out of funds available therefor.

(5) Preferred Shares: the holders of the company's Preferred shares shall be entitled to dividends in each year payable out of the surplus earnings of the company, in preference and priority to any dividends on the common stock. Dividends, shall be paid semi-annually or annually, or at the Discretion of the Board of Directors of the Company.

In the event of any stock split, stock distribution or other form of recapitalization, then the amounts payable as a dividend are to be adjusted as to each class of the company's shares so that such amounts shall remain proportionately the same.

ARTICLE V

The Board of Directors shall have the power to make such prudential By-Laws as they may deem proper for the management of the affairs of the corporation and for the purposes of carrying on all kinds of business within the objects and purposes of this corporation and may amend, rescind, change or alter such By-Laws at their discretion.

ARTICLE VI

The members of the governing Board of Directors of this corporation shall be styled directors and their number shall be no less than one and no more than fifteen.

ARTICLE VII

The initial Board of Directors shall consist of three (3) director. The person(s) who are to serve as Director(s) until the first Annual Meeting of Shareholders or until his successor is elected and qualified are:

Louis E. McMahan, 975 E. Leeward Lane, Tempe, Arizona 85283.
Douglas E. McMahan, R. R. #7, Mt. Vernon, Illinois 62864.
Michael A. McMahan, R. R. #6, McCauley Road, Mt. Vernon, Illinois 62864.

ARTICLE VIII

The address of the initial registered office of the corporation is 2533 W. Carson Street, Carson City, Nevada 89706; and the name and address of the initial statutory agent is: Laughlin Associates, Inc.,2533 W. Carson Street, Carson City, Nevada 89706.

ARTICLE IX

The name of the incorporator of the corporation and address is:

Louis E. McMahan, 975 E. Leeward Lane, Tempe,Arizona 85283

All duties, powers, and responsibilities of the incorporators shall cease as of the time of delivery of the Articles of Incorporation to the Nevada Corporation Commission for filing.

ARTICLE X

The private property of the Stockholders, Directors, Officers, Employees and/or Agents of the corporation shall be exempt from all corporate debts of any kind whatsoever.

ARTICLE XI

The Corporation shall indemnify every Director, Officer, or his or her heirs, executors and administrators against expenses reasonably incurred by him or her in connection with any action, suit or proceeding to which he or she may be a party by reason of his or her being, or having been, a Director or Officer of the corporation except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct. In the event of a settlement, indemnification shall be provided only in connection with such matters covered by the settlement as to which corporation is advised by counsel that the person to be indemnified did not commit such a breach of duty; This right of indemnification shall not be exclusive of other rights to which he or she may be entitled. As settlement by him or her in such settlement shall have been approved by the Board of Director of the corporation.

IN WITNESS WHEREOF, I the undersigned have hereunto executed this instrument this day of November, 2000.

LOUIS E. McMAHAN



(Signature)

STATE OF ARIZONA)

COUNTY OF MARAICOPA)

On this 14th day of November 2000, before me, the undersigned Notary Public, appeared Louis E. McMahan, who acknowledged that he executed the foregoing Articles of Incorporation as Incorporator.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.



Notary Public

My Commission Expires: 4/20/03


OFFICIAL SEAL
JOAN T. BELL
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Apr. 20, 2003

EXHIBIT 3.2

Bylaws

BY-LAWS

OF

AMERIBEST CAPITAL CORPORATION

ARTICLE I. OFFICES

The principal office of the corporation in the State of Nevada shall be located in the City of Tempe. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

The registered office of the Corporation required by the Nevada Business Corporation Act to be maintained in the State of Nevada may be, but need not be, identical with the principal office in the State of Nevada, and the address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II. SHAREHOLDERS

Section l. Annual Meeting. The annual meeting of the shareholders shall be held on such date and at such time as the Board of Directors shall determine which is within 90 days after the end of its fiscal year, beginning with the year next following the year of incorporation, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. The day fixed for the annual meeting shall not be a legal holiday in the State of Nevada. If the election of Directors shall not be held on the day designated herein or any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon as thereafter as conveniently may be.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statue, may be called by the President, or Secretary or by the Board of Directors, and shall be called by the President at the request of the holders of not less than twenty-five percent of all outstanding shares of the Corporation entitled to vote at the meeting.

Section 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting . If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation in the State of Nevada.

Section 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statue, be delivered not less than then nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock books of the corporation, with postage thereon prepaid.

Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

Section 7. Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Such proxy shall be fixed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after 6 months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed 3 years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

Section 9. Voting of Shares. Subject to the provisions of the Articles of Incorporation, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

Section 10. Voting of Shares by Certain Shareholders. Shares outstanding in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Neither shares of its own stock held by the corporation, nor those held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

Section 11. Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III. BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the corporation shall be managed by its Board of Directors.

Section 2. Number, Tenure, and Qualifications. The number of directors of the corporation shall be not less than one (1) nor more than fifteen (15) as determined, from time to time, by the Board of Directors. The number of original directors shall be as set forth in the Articles of Incorporation. Each Director shall hold office until the next annual meeting of shareholders and until his successors shall have been elected and qualified. Directors need not be residents of the State of Nevada or shareholders of the corporation.

Section 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Nevada, for the holding of additional regular meetings without other notice than such resolution.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Arizona, as the place for holding any special meeting of the Board of Directors called by them.

Section 5. Special Notice. Notice of any special meeting shall be given at least two days previously thereto by written notice delivered personally or mailed to each Director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by telegram such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6. Quorum. A majority of the number of Directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 7. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Any action which may be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

Section 8. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of Directors by the shareholders.

Section 9. Compensation. By resolution of the Board of Directors, each Director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation thereof.

Section 10. Presumption of Assent. A Director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 11. Executive Committee. The Board of Directors, by resolution adopted by a majority of the number of Directors fixed by the By-Laws or otherwise, may designate two or more Directors to constitute an Executive Committee, which committee, to the extent provided in such resolution, shall have and exercise all of the authority of the Board of Directors in the management of the Corporation, except as otherwise required by law. Vacancies in the membership of the committee shall be filled by the Board of Directors at a regular or special meeting of the Board of Directors. The Executive Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

ARTICLE IV. 0FFICERS.

Section 1. Number. The officers of the corporation shall be a President, one or more Vice-Presidents (the number thereof to be determined by the Board of Directors), a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section 2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation , any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these By-Laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6. The Vice-Presidents. In the absence of the President or in the event of his death, inability or refusal to act, the Vice-President (or in the event there be more than one Vice-President, the Vice-Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 7. The Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder; (e) sign with the President, or a Vice-President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for money due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be

selected in accordance with the provisions of Article V of the By-Laws; and (c) in general perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

Section 9. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President or a Vice-President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Board of Directors.

Section 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the corporation.

ARTICLE V. CONTRACTS, LOANS, CHECK AND DEPOSITS

Section 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of an on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors.

Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the Board of Directors may select.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice-President and by the Secretary or an Assistant Secretary and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimile if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or one of its employees. All certificates for shares shall be

consecutively numbered or otherwise identified.

The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE VII. FISCAL YEAR

The fiscal year of the corporation shall begin on the 1st day of January and end on the thirty-first day of December in each year.

ARTICLE VIII. DIVIDENDS

The Board of Directors may, from time to time, declare and the corporation may pay dividends on its outstanding shares in the manner, and upon the terms and conditions provided by law and its articles of incorporation.

ARTICLE IX. CORPORATE SEAL

The Board of Directors shall provide a corporate seal.

ARTICLE X. WAIVER OF NOTICE

Whenever any notice is required to be given to any shareholder or director of the corporation under the provisions of these By-Laws or under the provisions of the Articles of Incorporation or under the provisions of the Arizona Business Corporation Act, an waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI. AMENDMENTS

These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

ARTICLE XII. RESTRICTION ON TRANSFER OF SHARES

Any holder of shares of the corporation, if he shall desire to pledge, hypothecate, sell, donate, assign or transfer shares of the corporation, whether to a member of such holder's immediate family or otherwise; the executor or administrator of any deceased holder of shares belonging to the estate of the deceased; any person attempting or purporting to levy upon, foreclose, attach, execute on or seize any shares; the purchaser of any shares of the corporation sold on execution or at any judicial sale, if he shall desire to sell or transfer any shares; the pledgee of any shares of the corporation before bringing suit, action or proceeding to foreclose his pledge, and any other person proposing to dispose of an interest in shares of the corporation, all of whom are hereinafter referred to as a "Proposed Transferor", shall be subject to and shall comply with the terms hereof. Before consummating any transaction in the shares and as a condition precedent thereto, each Proposed Transferor shall first deliver to the President or Treasurer of the corporation written notice of the desire of the Proposed Transferor to effect a transaction, designating the number of shares proposed to be so transferred, the number of the certificate or certificates therefor, and the name and residence address of the person who is then the holder of said shares.

The Board of Directors of the corporation (the Proposed Transferor and the shares proposed to be transferred abstaining) shall thereupon have the option for thirty (30) days after receipt by the corporation of written notice so as aforesaid , to purchase all or any portion of shares for the corporation at the book value thereof, as of the end of the last preceding fiscal year of the corporation, exclusive of goodwill, and the determination of book value of the shares by the regular accountant then and there acting for the corporation shall be final and conclusive. Payment for shares may be made within such 30 day period by the corporation by delivering to the Proposed Transferor, upon surrender of the certificate for said shares properly endorsed, and amount in cash equal to the book value of such shares.

Said Board of Directors, acting on behalf of the corporation, shall not be obliged to purchase any shares so as aforesaid unless it shall desire to do so; but if said Board for the corporation shall not within said thirty (30) day period purchase and pay for said shares, then all or any portion of such shares may be purchased by the remaining shareholders as hereinafter provided. At the expiration of the period during which the corporation may purchase the shares, the Proposed Transferor shall give further notice of his intent so to do to all shareholders of record of the corporation as of such date, setting forth his intent to transfer, the number of the certificate or certificates therefor, and the name and residence address of the person who is then the holder of said shares. Each shareholder other than said holder shall have the option to purchase all or any part of the shares proposed to be transferred not acquired by the corporation. Should more than one shareholder exercise this option, then each such shareholder shall participate in acquiring the shares proposed to be conveyed in the proportion which the shareholdings of such exercising shareholder bears to the shareholdings of all shareholders desiring to exercise the option. Payment for the shares at the book value thereof as hereinabove determined shall be made by the respective purchasers by delivering to the Proposed Transferor, upon surrender of the certificates for said shares properly endorsed, an amount in cash equal to the book value of such shares.

Any waiver by the corporation or any shareholder of any right to acquire shares shall not exempt any future sale or transfer of said shares, or of any shares issued in lieu thereof, or discharge any such shares from any restrictions hereby imposed upon the sale or transfer of shares of the corporation shall apply to all shares, whensoever, wheresoever, or by whomsoever acquired, in the hands of the holders, or owners, whether original shareholders or subsequent purchasers or transferees, or whether acquired through voluntary or involuntary act of a shareholder, or by operation of law and whether a part of the first authorized issue or of any subsequent or increased issue, including share dividends, splits, consolidations or other recapitalization.

ARTICLE XIII. PROCEDURE FOR CONDUCTING MEETINGS

All shareholders and director meetings shall be conducted in accordance with the rules and procedures set forth in the most current edition of Roberts' Rules of Order.

ARTICLE XIV

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

The corporation shall have the power to indemnify Officers, Directors, Employees and Agents of the Company. The corporation shall indemnify all officers, directors, employees and agents of the corporation, pursuant to the Nevada Revised Statues in its entirety.

The Directors on this 17th day of November, 2000, hereby certify that the foregoing By-Laws were duly adopted as the By-Laws of the said: Ameribest Capital Corporation , and the same do now constitute the By-Laws of the said: Ameribest Capital Corporation.

ATTEST:

Wilma J. McMahan



Secretary

EXHIBIT 4.1

Unaudited Financial Statements

AMERIBEST CAPITAL CORPORATION
(A Development State Company)
A NEVADA CORPORATION

FINANCIAL INFORMATION

April 18, 2003
December 31, 2002
December 31, 2001
December 31 2000

AMERIBEST CAPITAL CORPORATION

TABLE OF CONTENTS

AMERIBEST CAPITAL CORPORATION
(A Development State Company)

BALANCE SHEET

ASSETS

	April 18, 2003	December 31, 2002	December 31, 2001	December 31, 2000
CURRENT ASSETS:				
CASH	$ 2,650	$ -0-	$ -0-	$ -0-
TOTAL CURRENT ASSETS	$ 2,650	$ -0-	$ -0-	$ -0-
OTHER ASSETS:	$ 7,482	$ 7,482	$ 7,646	$ 7,810
TOTAL OTHER ASSETS	$ 7,482	$ 7,482	$ 7,646	$ 7,810
TOTAL ASSETS	$ 10,132	$ 7,482	$ 7,646	$ 7,810

AMERIBEST CAPITAL CORPORATION
(A Development State Company)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

	April 18,2003	December 31,2002	December 31,2001	December 31,2000
CURRENT LIABILITIES:				
Officers Advances (Note #7)	$ 4,400	$ 164	$ 164	$ -0-
TOTAL CURRENT LIABILITIES	$4,400	$ 164	$ 164	$ -0-
STOCKHOLDERS' EQUITY: (Note 1)				
Preferred Stock, $.001 par value Authorized 25,000,000 shares Issued and outstanding at April 18, 2000 -NONE	$ -0-	$ -0-	$ -0-	$ -0-
Common Stock, $.001 par value Authorized 175,000,000 shares Issued and outstanding at				
December 31, 2000 - 8,200,000 shares				$ 8200
December 31, 2001 - 8,200,000 shares			$ 8200	
December 31, 2002 - 8,200,000 shares		$ 8200		
April 18, 2003, 2003 - 8,200,000 shares	$ 8200			
Addditional paid in Capital	$ -0-	$ -0-	$ -0-	$ -0-
Accumulated loss	$ 2,468	$ 718	$ 554	$ 390
TOTAL STOCKHOLDERS' EQUITY	$ 5,732	$ 7,482	$ 7,646	$ 7,810
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,132	$ 7,482	$ 7,646	$ 7,810

AMERIBEST CAPITAL CORPORATION

STATEMENT OF OPERATIONS

	Jan. 1, 2003 to Apr.18, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 3 2001	Nov. 7, 2000 (Inception) Dec. 31, 2000
ASSETS:				
CASH	$ 4,400			
INCOME:				
REVENUE	$ -0-	$ -0-	$ -0-	$ -0-
EXPENSES				
Services	$ 1,750	$ -0-	$ -0-	$ -0-
Filing Fees	-0-	-164	-164	-390
Total Expenses	$ 1,750	-164	-164	- 390
Net Profit/Loss (-)	$ 2,650	$ -164	$ -164	$ -390
Net Profit/Loss (-) Per weighted Share (Note 1)	$ -.003	$-.091	$-.093	$ - .095
Weighted average Number of common Shares outstanding	8,200,000	8,200,000	8,200,000	8,200,000

See accompanying notes to financial statements

AMERIBEST CAPITAL CORPORATION
(A Development State Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Amount	Additional paid-in capital	Accumu-lated Deficit
Balance December 31, 2000	8,200,000	$7,810	$ -0-	$ 390
Net loss year ended December 31, 2000				$ 390
Balance December 31, 2000	8,200,000	$7,810	$ -0-	$ -0-
Net loss year ended December 31, 2000				$ 390
Balance December 31, 2000	8,200,000	$7,889	$	$ 390
Balance December 31, 2001	8,200,000	$7,725	$	$ 554
Net loss year ended December 31, 2001				$ 554
Balance December 31, 2001	8,200,000	$7,725	$	$ 554
Balance December 31, 2002				
Net loss year ended December 31, 2002	8,200,000	$7561		$ 718
Balance December 31, 2002	8,200,000	$7,561	$	$ 718
Balance April 18, 2003	8,200,000	$7,561	$	$ 718

AMERIBEST CAPITAL CORPORATION
(A Development State Company)

STATEMENT OF CASH FLOWS

	Jan 1 to April 18, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Cash on Hand	$2,650			
Cash Flows from Operating Activities:	Nil	Nil	Nil	Nil
Net Loss Adjustment to Reconcile net loss To net cash Provided by operating Activities				
Stock issued for Services	-0-	-0-	-0-	-0-
Changes in assets and Liabilities:	$2,650	$164.	$164.	–0-
Increase in current Liabilities:				
Net cash used in Operating activities	$1,750	$164	$164	$390
Cash Flows from Investing activities	Nil	Nil	Nil	Nil
Cash Flows from Financing Activities: Issuance of common stock	Nil	Nil	Nil	Nil
Net increase (decrease) In cash	+ $2650	Nil	Nil	Nil
Cash, Beginning of period	Nil	-0-	-0-	-0-
Cash, End of period	+ $2,650	-0-	-0-	-0-

(See accompanying note to financial statements)

AMERIBEST CAPITAL CORPORATION
(A Development State Company)

NOTES TO FINANCIAL STATEMENTS

April 18, 2003, December 31, 2002, December 2001, and December 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized November 16, 2000, under the laws of the State of Nevada as AMERIBEST CAPITAL CORPORATION. The company currently has no operations and, in accordance with SFAS #7, is considered at development Stage Company.

On November 17, 2000, the Company issued 8,200,000 shares of its $0.001 par value common stock for cash, office equipment and office furniture of $8,200.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share are computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue without realization of additional capital, it would be unlikely for the Company to continue as a going concern as a going business.

NOTE 4 - RELATAED PARTY TRANSACTION

The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE - 5 PREFERRED STOCK

The powers, preferences and rights of the preferred stock will be determined by the Board of Directors as each Series is issued. As of April 18, 2003, no shares have been issued.

NOTE - 6 WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE – 7 OFFICERS ADVANCES

While the Company is seeking additional capital, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. Cash advanced (loan) for 2001, $164 filing fees; Cash advanced (loan)for 2002, $164 filing fees; and Cash advanced (loan) for 2003, $4,400. These funds are interest free.

EXHIBIT 5.1

OPINION RE: LEGALITY

THE O'NEAL LAW FIRM, P.C.
668 North 44th Street, Suite 233
Phoenix, Arizona 85008
(602) 267-3855
(602) 267-7400 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: Wilma J. McMahan, President
Ameribest Capital Corporation

RE: Registration Statement on Form 1-A

Ms. McMahan:

As counsel to Ameribest Capital Corporation, a Nevada corporation (the "Company"), we have participated in the preparation of the Company's Registration Statement on Form 1-A filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of 500,000 shares of the Company's $0.001 par value common stock on behalf of the Company's existing shareholders. As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. Based upon such examinations, we are of the opinion that the shares of the Company's common stock, when issued in the manner set forth in the Registration Statement, will be validly issued, fully paid and non-assessable shares of the shares of the common stock of the Company. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement on Form 1-A filed by the Company and the reference to our firm contained therein.

Sincerely,



THE O'NEAL LAW FIRM, P.C.
Phoenix, Arizona

DATED: April 18, 2003.